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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                                 CERTICOM CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ---------------

                Options to Purchase Common Stock, No Par Value,
            Having an Exercise Price Per Share of USD $10.00 or More
                         (Title of Class of Securities)

                                    15691510

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                Gregory Capitolo
                            Chief Financial Officer
                                 Certicom Corp.
                           25801 Industrial Boulevard
                           Hayward, California 94545
                                 (510) 780-5400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                ---------------

                                    Copy to:
                           Gregory T. Davidson, Esq.
                          Gibson, Dunn & Crutcher LLP
                              1530 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 849-5300

                                ---------------

                           CALCULATION OF FILING FEE

        Transaction Valuation*                      Amount of Filing Fee
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           Not Applicable                              Not Applicable
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* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

                                ---------------

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[_]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable      Filing party:  Not Applicable.
Form or Registration No.:  Not Applicable      Date filed:    Not Applicable.

[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[_]   going-private transaction subject to Rule 13e-3.
[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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     The following press release, which does not constitute an offer to exchange, was issued on July 6, 2001 by Certicom Corp.


Friday July 6, 8:00 am Eastern Time

  Press Release
SOURCE: Certicom Corp.

Certicom Offers Voluntary Stock Option Exchange Program

  Unique Program Designed to Reward and Retain Employees HAYWARD, CA, July 6 /PRNewswire/ - Certicom Corp. (NASDAQ NM: CERT - news; TSE: CIC - news), a
                                          ----   ----       ---
leading provider of mobile e-business security, today announced that its Board of Directors has approved a voluntary stock option exchange program to be offered to employees near the end of July.

"I am very proud of how the entire Certicom team has performed as we face this challenging economic environment," said Rick Dalmazzi, Certicom's President and Chief Executive Officer. "Going forward, we recognize that our employees are the single most vital asset to the growth of our company. It is appropriate that we acknowledge their central role in our future success, and provide incentives for them to share in the rewards of creating value," Dalmazzi continued.

Subject to regulatory approval, the new program will offer eligible employees the opportunity to exchange certain outstanding stock options for a lesser number of new options. The new options will be granted under the terms of the applicable stock option plan at the fair market value of the company's common stock on a date that is no sooner than six months and one day from the date of cancellation of the options tendered for exchange. Currently, the grant date is expected to be on or after February 18, 2002. The program also provides for a limited number of new options to be granted with six-month vesting and a limited exercise window as an incentive to complete goals and drive corporate value for the benefit of employees and shareholders during the current fiscal year. The Company's Board of Directors and executive officers are not eligible to participate in this program.

"We have been sensitive to shareholder concerns as we have formulated this program," said Greg Capitolo, Certicom's Chief Financial Officer. "The new option grants, with their limited exercise window, provide employees the incentive to create value in the company during the exchange period. Furthermore, by limiting the number of new grants, and by exchanging existing options in ratios of less than one-for-one, we feel that these steps are likely to lead to a reduction in the number of outstanding employee stock options," Capitolo continued.

Program Details

For options with exercise prices over $23.00 (USD), program participants will receive one new option for each two options tendered for exchange. For options with exercise prices between $10.00 (USD) and $22.99 (USD), program participants will receive two new options for each three options tendered for exchange. Options with exercise prices below $10.00 (USD) may not be tendered for exchange under this new program. Each of the new options will have a vesting schedule whereby 25% will vest immediately upon issue, and the balance will vest monthly on a prorated basis for 24 months. The new options will be exercisable for a period of 10 years from the date of grant. If all eligible employees elect to participate fully,

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the effect of this portion of the program will reduce the number of common shares subject to outstanding employee options by 1,281,000 shares.

The program also provides for one-time grants of up to 600,000 up to 600,000 new stock options to employees as an incentive to complete corporate goals in the near term. These new grants which, collectively, will total up to 600,000 will be made under the company's existing stock option plans . The new options will be granted on or about July 15, 2001 and will vest at a rate of 1/6 of the grant each month for six consecutive months. These new option grants will expire on March 29, 2002, providing a powerful incentive to drive corporate value over the next few quarters.

Eligibility

In order to be eligible for the voluntary exchange program, employees must be participants in the company's stock option plans with options that have exercise prices as stated above. In addition, employees must still be employed on the future grant date (currently anticipated to be on or after February 18, 2002) to enjoy the benefits of this new program, thus providing an incentive for employee retention. Members of the company's Board of Directors and executive officers are not eligible to participate in either aspect of this program.

Further Information

The company has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, the company will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of Certicom who are optionholders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all
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employees of Certicom who are eligible for the offer to exchange. Additional copies of these documents may be obtained without charge by employees of Certicom who are eligible for the offer to exchange by contacting the person specified in these documents.

About Certicom

Certicom is a leading provider of information security software and services, specializing in solutions for mobile e-business. The company's products and services are specifically designed to address the challenges of a wireless data environment. Certicom's solutions incorporate its efficient encryption technology and are based on industry standards for information security that utilize public key cryptography. Certicom's products are currently licensed to more than 200 customers including Cisco Systems, Inc., Handspring Inc., Motorola, Inc., Nortel Networks, Openwave Systems, Inc., Palm, Inc., QUALCOMM, Inc., Research In Motion Ltd., Sony International (Europe) GmbH, and VeriSign Inc. Certicom's headquarters and worldwide sales and marketing operations are based in the Silicon Valley in Hayward. For more information, visit Certicom's Web site at http://www.certicom.com.
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Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, the number of options tendered by employees for exchange under

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the proposed plan, future stock price fluctuations, the impact of issuing shares of the company's Common Stock, the acceptance of mobile and wireless devices and the continued growth of e-commerce and m- commerce, the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principal products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of fourth parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities.

SOURCE: Certicom Corp.

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